October 16, 2007

VIA FAX & EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States And Exchange Commission

Washington, D.C. 20549

Re: China Shenzhou Mining & Resources, Inc.

Form 10-KSB/A for the Fiscal Year Ended

December 31, 2006

 File No. 000-52586

Dear Ms. Jenkins:

On behalf of China Shen Zhou Mining & Resources, Inc. ("CSZM" or the “Company”), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the Commission") set forth in the Staff's letter, dated August 27, 2007, with respect to our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2006 (the “Form 10-KSB/A”).

We understand and agree that:

•

CSZM is responsible for the adequacy and accuracy of the disclosure in the filings

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

CSZM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for the Year Ended December 31, 2006

Management’s Discussion and Analysis

Results of Operations, page 31

1.

We note you have entered into a supply agreement with Wulatehouqi Zijin for the supply of up to 200,000 metric tons of raw minerals in 30 months at a fixed price. Pursuant to this same agreement we also note that you sell the processed zinc ore to this supplier’s related company at market price. Considering approximately 24% of your revenue and a significant portion of your gross margin was derived from this arrangement, please revise to disclose the remaining amount of raw minerals at December 31, 2006 that Wulatehouqi Zijin is committed to provide, the estimated remaining duration of this contract based on metric tons to be supplied and the impact the expiration of this agreement will have on our operations.

Response:

We amended the Form 10-KSB/A and Form 8-K/A by adding a paragraph disclosing additional information on the supply contract as per your comment.  Please refer to page 4 of our amended 10-KSB/A and page 17 and F30 of our amended 8-K/A as attached.

Consolidated Financial Statements

General

2.

We note you included financial statements for the year ended December 31, 2005 in your form 8-K filed September 18, 2006. However, we note that such financial statements for the year ended December 31, 2005 have been restated. Please revise to disclose prominently on the face of the financial statements that they have been restated and provide a note to the financial statements that explains and quantifies the revisions made as required by paragraph 26 of SFAS 154.

Response:

Per your comments, we revised the financial statements in the Form 8-K/A and Form 10-KSB/A to disclose prominently on the face of the financial statements that 2004 and 2005 financial statements had been restated and we included a new Note 4 that explains and quantifies the revisions made as required by paragraph 26 of SFAS 154.  Please refer to the financial statements of the amended Form 10-KSB/A and amended Form 8-K/A.

Consolidated Statements of Operations. page 53

3.

Based on your disclosure on page 62, it appears that you are reporting other comprehensive income related to your foreign currency translation adjustment. Please revise your statement of operations to disclose other comprehensive income and its elements in accordance with the guidance in paragraphs 22-25 and Appendix A of SFAS No. 130. In addition, please revise to present net income (versus “income available to common stockholders”).

Response:

Per your comments, we revised the financial statements in the Form 10-KSB/A and Form 8-K/A to disclose other comprehensive income and present “net income” instead of “income available to common stockholders”.  Please refer to page 52 of the amended 10-KSB/A and page F-17 and F-18 of the amended 8-K/A.

Notes to Consolidated Financial Statements

General

4.

Tell us whether each individual mine or your exploration, extraction and processing activities of your production of fluorite and nonferrous products represent separate operation segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If any of the foregoing represents separate operating segments, please revise to include the disclosures required by paragraphs 25-28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06 a of the Codification of Financial Reporting Policies.

Response:

Per your comments, we revised the financial statements in the Form 10-KSB/A and Form 8-K/A by adding a new Note 32 and a new note 22, respectively disclosing the segment information required by paragraphs 25 – 28 of SFAS 131. The MD&A of such reports was also expanded to include analysis of sales, profitability and the cash needs of each segment.  Please refer to pages 77 and 78 of the amended 10-KSB/A and pages F-30 of the amended 8-K/A.

5.

We note from your disclosure in Note 17 of your Form 10-QSB for the quarter ended September 30, 2006 that you held 60% of the shares of Shanghai Xuanzhen International Trade Co., Ltd (“Xuanzhen”) and Alashan Youqi Jingzhe Co., International Trade Co., Ltd. (“Jingzhen”). Tell us why you have not consolidated the accounts of Xuanzhen and Jingzhen and describe how you accounted for the investments in Xuanzhen and Jingzhen. Disclose the specific accounting literature that supports your accounting. We may have further comments upon reviewing your response.

Response:

The original shareholder of 60% equity interest in Xuanzhen and Jingzhen was Ms Yu Xiao Jing (a majore shareholder and director of China Shenzhou).  In February 2004 and October 2004, Ms. Yu Xiao Jing sold the 60% equity interest in Xuanzhen and Jingzhen to Mr Zhu Chun Gui and Mr Zhang Heng (both being unrelated parties of China Shen Zhou Group) respectively.  In order to expedite the transfer process, the 60% interest was transferred from Yu to Xiangzhen and Xiangzhen became a registered shareholder of 60% equity interest in both Xuanzhen and Jingzhen for Xiangzhen to act a “hold on trust” function on behalf of the two individual buyers.  Xiangzhen signed a contractual agreement with each of Zhu and Zhang whereby the 60% interest in Xuanzhen and Jingzhen was held by Xiangzhen on behalf of Zhu and Zhang respectively (in other words, the beneficial owner of 60% equity interest in Xuanzhen and Jingzhen was actually Zhu and Zhang respectively).  Also according to the contractual agreements Xiangzhen would not be involved in any decision making process of the daily business activities, and had no voting control over Xuanzhen and Jingzhen and was not obligated to be responsible for the profit and loss of the two entities during the “hold on trust” periods.

The “hold on trust” contractual agreement expired on 4 April 2006 for Xuanzhen and on 21 November  2006 for Jingzhen.

Accordingly, we were never a beneficial owner of any equity interest in Xuanzhen and Jingshen, and we never controlled these 2 entities through any means.  We never recorded any investments in these 2 entities on our books or consolidated their accounts.

Attached hereto as Exhibit A please find copies of the equity sales agreements and trust contractual arrangements and business licenses of  Xuanzhen and Jingzhen.

Note 8 – Acquisitions. page 64

6.

We note your acquisitions of Qingshan Metal and Xingzhen Mining in April 2006. As these acquisition appear to be significant, audited historical financial statements (as well as interim financial statements) of these acquired entities for periods prior to their acquisition should have been filed on Form 8-K (along with your filing of the pre-acquisition financial statements of AFMG). Accordingly, please amend your Form 8-K to file these financial statements in accordance with Item 310(c) of Regulation S-B. If you believe these financial statements are not required to be filed, please provide us with a detailed explanation, including your analysis of the three tests of significance discussed in Item 310(c)(2) of Regulation S-B.

Response:

The acquisitions of Qingshan Metals and Xingzhen Mining were consummated in April 2006 when Xiangzhen Mining was still a private company. Since the reverse takeover was not completed until 15 September 2006, after which the company became a listed public company, we therefore believe audited financial statements for these two acquisitions should not be filed on Form 8-K

7.

We note that you acquired a 60% ownership interest in Qingshan Metal and an 80% ownership interest in Xingzhen Mining. We also note that you have recorded minority interest of $268,000 and $26,000, respectively, relating to these acquisitions. Based on the amounts presented as the fair value of the net assets of the acquired entities, it would appear that the minority interests in Qingshan Metal would be approximately $731,200 (40% of $1,828,000) and Xingzhen Mining would be approximately $722,400 (20% of $3,612,000). Show us how you determined the minority interest amounts presented herein or revise your financial statements accordingly.

Response:

Under SFAS 141, goodwill arising from a purchase of less than 100% of the acquiree is valued at the difference between the purchase price paid by the acquirer and the acquirer’s proportionate share of the fair values of the identifiable net assets acquired. Therefore, the non-controlling (minority) interest is reported based on the book values of the net assets the subsidiary. We revised Note 9 (previously Note 8) to the financial statements to disclose the book values of the net assets of Qingshan Metal and Xingzhen Mining at acquisition, that can reconcile to the amounts of minority interests recognized. The allocation of the initial purchase consideration and the calculation of minority interests are set out in the tables below:

Qingshan Metal

Allocation of initial purchase consideration (in thousands):

Net assets of Qingshan Metal as of April 12, 2006:	Book value	Fair value

Extraction rights	$-	$1,149
Inventories	132	132
Property, plant and mining assets, net	448	457
Other current assets	90	90

Net assets	670	1,828

Minority interest	(268)	(268)

Net assets acquired	$402	1,560

Total purchase consideration		2,561

Goodwill		$1,001

Xingzhen Mining

Allocation of initial purchase consideration (in thousands):

Net assets of Xingzhen Mining as of April 28, 2006:	Book value	Fair value

Extraction rights	$-	$3,475
Property, plant and mining assets, net	-	10
Bank balances and cash	122	122
Other receivables, deposits and prepayments	50	50
Other payables	(45)	(45)

Net assets	127	3,612

Minority interest	(26)	(26)

Net assets acquired	$101	3,586

Total purchase consideration		3,586

		$-

8.

In regard to your acquisitions of Qingshan Metal and Xingzhen Mining, tell us to what extent you have considered the value beyond proven and probable reserves (VBPP) in your allocation of purchase price to the mining assets of each entity and your subsequent impairment analysis of these assets in accordance with SFAS 144. Refer to EITF 04-3 and expand your disclosures as appropriate.

9.

Response:

EITF 04-3 concerns in particular three issues:

Issue 1(a)—Whether VBPP should be considered when an entity allocates the purchase price of a business combination to mining assets

Issue 1(b)—Whether the effects of anticipated fluctuations in the future market price of minerals should be considered when an entity allocates the purchase price of a business combination to mining assets

Issue 2—Whether an entity should consider the future cash flows associated with VBPP in the cash flow analysis used to test mining assets for impairment under Statement 144

Issue 3—Whether an entity should consider the effects of anticipated fluctuations in the future market price of minerals in the cash flow analysis used to test mining assets for impairment under Statement 144.

On these three issues, the Task Force reached consensuses.  These consensuses were considered in our valuation:

1. The purpose of acquiring Qingshan Metal and Xingzhen Mining by China Shen Zhou Mining & Resources, Inc. was to extract the minerals and sell them to the market after a minor processing.  There were no additional revenues or benefits that the Company could generate from the operations of these two mines.

It is recognized that the value of mining assets is generally influenced by available reserves, mineral quality, extraction rate, refinement rate, and the fluctuation of market prices. The proven reserves and probable annual outputs of these two mines were investigated, tested, and estimated by a reputable mining research institution, Northwest Research Institute of Mining & Metallurgy, which is one of the leading research centers in China on mineral studies.  We believed its estimations were accurate and assumed that there would not be additional probable reserves available for extraction.  The estimated cash flows from the extraction rights of minerals were therefore not adjusted for the probable reserves beyond those estimated by Northwest Research Institute of Mining & Metallurgy.

In our valuation of the extraction rights, we assumed that the estimated annual outputs, life cycles and total extraction amounts would not exceed those projected by Northwest Research Institute of Mining & Metallurgy, as shown in the following table.  The extraction estimated was about 80% of the proven and probable reserves. We believed that this assumption is reasonable, taken into account the fact that the extraction technology currently applied is not sophisticated enough to extract all 100% of minerals from the mines.

Unit/Ton

	Qingshan Metal		Xingzhen Mining
	Probable Reserve	Estimated Extraction	Probable Reserve	Estimated Extraction
Copper Reserves	1,000,000	864,167	1,920,000	1,620,000
Zinc Reserves	500,000	396,878
Refined Metal
Refined Copper	7,169	6,639.6	15,460	12,524
Refined Zinc	16,058	14,771	64,480	52,228

Source: FAS 141 valuation report from CIAA, table 4.3, table 4.4 of Qingshan Metal & Xingzhen Mining.

2. Another concern is should the effects of anticipated fluctuations in the future market price of minerals be considered when an entity allocates the purchase price of a business combination to mining assets.

In computing the value of extraction rights, we used adjusted annual average prices for both Copper and Zinc traded in the Shanghai Metal Exchange.  Specifically we used an adjusted annual average price of RMB56,037/ton for Copper and RMB27,346/ton for Zinc in our valuation.  These adjusted annual average prices were considered to be reasonable because they were higher than international prices as traded in the London Metal Exchange, although they were lower than the average prices for the Chinese markets.  We believed that in a future date at the end, the copper and zinc prices in China should converge to the international prices.  For comparison purposes, price movements for copper and zinc in China and in the London Metal Exchange for the period from January 2006 to August 2007 were provided in the following figures.

Figure 1. Copper price movements - 27-months seller

.

Source: London Mental Exchange historical data, 2/Jan./2006 to 31/Aug./2007

Figure 2. Copper price movements - 27-months buyer

Source: London Mental Exchange historical date, 2/Jan./2006 to 31/Aug./2007.

Figure 3. Changes of Copper Price on Shanghai Metal Market

*   SMM: Shanghai Metal Market

**   LME: London Metals Exchange

***  SHFE: Shanghai Futures Exchange

Source:Shanghai Metal Market, 2007/9/6

Figure 3 shows the comparison of projected copper prices traded in the London Mental Exchange with those reported in the Shanghai Metal Market for the period from July 8, 2007 to September 6, 2007.  It shows that copper prices in China were higher than its international prices.   Copper was traded around US$6,000 recently in London, but was between RMB61,000/ton to RMB65,000/ton in the Shanghai Metal Exchange, or between US$8,026/ton to 8,553/ton in U.S. dollars, converted at an exchange rate of 1:7.6.  In our valuation, we assumed an average copper price of RMB56,037/ton (or US$7,373) which was 22.88% higher than prices listed on London Metal Exchange, but 9.19% lower than the prices in the Shanghai Metal Market.  We believed that this average price we assumed is reasonable once the price in the Shanghai Metal Exchange converges to the international price in London.

Figure 4. Zinc price movements - 27-months seller

Source: London Mental Exchange historical date, 2/Jan./2006 to 31/Aug./2007.

Figure 5. Zinc price movements - 27-months seller

Source: London Mental Exchange historical date, 2/Jan./2006 to 31/Aug./2007.

Figure 6. Price Movements of Zinc on Shanghai Metal Market

*   SMM: Shanghai Metal Market

**   LME: London Metals Exchange

*** SHFE: Shanghai Futures Exchange

Source：Shanghai Metal Market, 2007/9/6

By the same token, the Zinc prices traded in the Shanghai Metal Market from July 8, to September 6, 2007 were higher than those reported in London.  The recent Zinc prices in China were between RMB27,230/ton to RMB28,230/ton, or US$3,583/ton to $3,714/ton at an exchange rate of 1:7.6.  In our valuation, we assumed an average Zinc price of RMB27,346/ton (or US$3,598) which was 19.88% higher than prices listed on the London Metal Exchange but approximately the same as those listed on the Shanghai Metal Market. However, Zinc prices had been rising gradually in the London Metal Exchange and became closer and closer to the prices in China.

We believed that the prices we used in our valuation should be a good approximation for the prices of copper and zinc over the extraction lives of the two mines.  We also believed that there were no additional reserves beyond those proven and probable.

Disclosure is also expanded about the proven and probable reserves and why value beyond proven and probable reserves had not been considered in our valuation of the mineral rights of the two acquired entities. Please refer to page 67 of amended Form 10-KSB/A.

Note 21 – Convertible Notes Payable, page 72

10.

We note from your disclosure on page 33, you will be required to pay liquidated damages if you fail to list your common shares on a U.S. stock exchange by November 15, 2007. Please revise to provide all necessary disclosures as discussed in FSP EITF 00-19-2 or tell us why such disclosure in not required.

Response:

Per your comments, we revised the financial statements in the Form 10-KSB/A and Form 8-K/A to provide the necessary disclosure as discussed in FSP EITF 00-19-2 in Note 29 (previously Note 27) to the financial statements.  Please refer to page 76 of the amended Form 10-KSB/A.

Note 26 – Asset Retirement Obligations, page 74

11.

Tell us whether you have recognized the fair value of liabilities relating to asset retirement obligations and provide the disclosures required by paragraph 22 of SFAS 143 or tell us why such disclosures are not required.

Response:

According to the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” of the PRC, mining companies causing damages to cultivated land, grassland or forest are required to restore the land to a state approved by the local governments. The local governments administering the “Rules on Mineral Resources Administration” and “Rules on Land Rehabilitation” on the Company’s two mines, “Sumochaganaobao Fluorite Mine” and “Mining site No. 2”, have confirmed that the Company is not required to restore or rehabilitate the two mining sites because those two mining sites are located at distant areas and the Company’s mining and extraction activities have not affected the surrounding environment. The Companies’ property, machinery and mining assets related to those two mining sites at December 31, 2005 and 2006 were not subject to an asset retirement obligation.

The Company has identified but not recognized the asset retirement obligations related to the Company’s other mining sites for which the Company is applying the extraction licenses. These sites are still at the exploration stage.  The asset retirement obligation related to these sites are not estimable until extraction rights and licenses are granted. Upon the approval and issuance of the mining licenses, the Company will be able to reasonably estimate the settlement dates of, and apply an expected present value technique to determine and recognize the asset retirement obligations related to these mining sites that are still at the exploration stage.

We revised the financial statements in the Form 10-KSB/A and Form 8-K/A to disclose our treatment of assets retirement obligations and the reasons for our treatment in a new Note 27 and a new note 27, respectively.  Please refer to page 75 of the amended From 10-KSB/A and page F27 of the amended Form 8-K/A.

Other Exchange Act Filings

12.

Please revise your other Exchange Act reports as applicable to conform to any changes made as a result of our comments above.

Response:

Per your comments, we revised our Form 10-KSB/A and Form 8-K/A to incorporate the changes as a result of you comments.  Attached as Exhibit B is the index to all our changes to all relevant Exchange Act reports.

Engineering comments

General

13.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

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A legend or explanation showing, by means of pattern of symbol, every pattern or symbol used on the map or drawing.

•

A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•

A north arrow.

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An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•

A title of the map or drawing, and the date on which it was drawn.

•

In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to include the required information as listed above.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

14.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  for any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

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The location and means of access to the property, including the mode of transportation utilized to and from the property.

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Any conditions that must be met in order to obtain or retain title to the property.

•

A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•

A description of any work completed on the property and its present condition.

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The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•

A description of equipment, infrastructure, and other facilities.

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The current sate of exploration of the property.

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The total costs incurred to date and all planned future costs.

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The source of power and water that can be utilized at the property.

•

If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to include the required information as listed above.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

15.

Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Response:

Per your comments, we attached as Exhibit C the written consents from the experts who work is incorporated into the Form 10-KSB/A and Form 8-K/A.

16.

The words “development” and “production” have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7). The terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If the company does not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” or “production” throughout the document, and replace this terminology, as needed, with the terms “explore” or “exploration.” This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Response:

Per your comments, we removed the terms “development” and “production” and references to the terms and replaced them with “explore” and “exploration” in the amended Form 10-KSB/A and Form 8-K/A.

17.

Provide a table showing the last three years annual production for each of our operating mines, and your average prices received for your concentrates or other salable products. A mine can be defined as all the mines that supply a single concentrator or wash plant, if that is applicable.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to include the a table showing the last three years annual production for each of our operating mines, and our  average prices received for concentrates or other salable products., where applicable Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Xiangzhen Mining Sumozaganaobao Fluorite Mine, page 19

18.

You state the reserves for the Sumozaganaobao Fluorite mine are proven on the table on page 18 and restate on the following page these reserves total a combined 8.14 million tons, of which 5.05 million tons are classified as type 332 reserves and 3.09 million tons are classified as type 333 reserves. Our understanding is that the Chinese measurement system is based on a three dimensional matrix using a three-number code in which the first number represents the project economics (i.e. 1 = Economic, 2 = Marginal Economic, 3 = Intrinsic Economic), the second digit represents the level of technical study (i.e. = Feasibility Study, 2 = Pre-Feasibility Study, 3 = Scoping study or no Study), and the last digit represents the level of geological confidence (i.e. 1 = Measured, 2 = Indicated, 3 = Inferred, 4 = Reconnaissance). Resource measurement systems are not recognized by Industry Guide 7 and may not be disclosed. It is the staff’s position that prior to declaring reserves, the company should have obtained a bankable feasibility study and employed the historic three-year average price for the project economic analysis. In addition, the company should have submitted all necessary permits and authorizations to governmental authorities. Please revise your filing explaining the Chinese reserve measurement system and why you believe this is a proven and probable ore reserve.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to provide an explanation of the Chinese reserve measurement system and revised statement of reserves.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A .

19.

The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to include the required information pertinent to cutoff grade as listed above, where applicable.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Qingshan Metal – Qingxing Copper & Zinc Mine, page 20

20.

You state the Quingxing copper & zinc mines probable reserve are 246 million tons, but your table, on page 18, indicated the reserves should be only 2.46 million tons. Please clarify this variance. In addition, please state the quantity and quality of your reserves as an ore tonnage containing a weight percent of copper and a separate weight percent of zinc. Additional factors used to calculate these reserves, such as the reserve commodity price and the metallurgical recoveries also need to be stated.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to include the required information as listed above.  We also corrected the typo of 246 million tons, which should be 2.46 million tons instead. Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Huayuan Copper Mine, page 21

21.

The sixth paragraph refers to a reserve quality of 333. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A  to remove the term “reserve”, where applicable.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Yangye Copper Mine and Yangshugou Copper Mine, page 22

22.

You refer to reserves classified with a reserve quality of 333. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to remove the term “reserve”, where applicable. Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Jiangejier Lead & Zinc Mine, page 23

23.

You refer to reserves classified with a reserve quality of 331. As described in the seventeenth comment, this cannot be a reserve without a bankable feasibility study. Please revise your filing.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to remove the term “reserves”, where applicable.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

24.

Under SEC Industry Guide 7, the terms “ores” or “ore body” are treated the same as the term “reserve.” Since all deposits are not necessarily reserves, remove the term “ores” from this definition.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to remove the terms “ores” or “ore body”, where applicable.  Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

25.

As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclose weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•

Eliminate statements containing grade and/or sample-width ranges.

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Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

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Soil samples may be disclosed as a weighted average value over an area..

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Response:

Per you comments, we revised the property description of the Form 10-KSB/A and Form 8-K/A to revise our disclosure, where applicable. Please refer to the property description of the amended Form 10-KSB/A and the amended Form 8-K/A.

Business Strategy, page 27

26.

Please expand your disclosure concerning the exploration plans for the properties to address the following points.

•

Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

Per you comments, we revised the business strategies of the Form 10-KSB/A and Form 8-K/A to include the expanded disclosures concerning exploration plans for our properties as listed above.  Please refer to the business strategies of the amended Form 10-KSB/A and the amended Form 8-K/A.

27.

Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

Per you comments, we revised the business strategies of the Form 10-KSB/A and Form 8-K/A to include a description of the sample collection, sample preparation, and the analytical procedures used to develop our analytical results as well as a disclosure of Quality Assurance/Quality Control (QA/QC) protocols we have used  for our exploration program.  Please refer to the business strategies of the amended Form 10-KSB/A and the amended Form 8-K/A.

For you convenience, we fax this written response with the Exhibits and the pages that mark the changes we made to the Form 10-KSB/A and Form 8-K/A.  The amended Form 10-KSB/A and Form 8-K/A are filed through EDGAR.  If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang,Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely yours

 CHINA SEHZNHOU MINING & RESOUCES, INC.

By:  /s/Xiaojing Yu

Name: Yu Xiao Jing

Title: Chief Executive Officer

Date: October 16, 2007